August 16, 2006

Via Facsimile ((212) 682-0200) and U.S. Mail

Joris M. Hogan, Esq.
Torys LLP
237 Park Avenue
New York, NY  10017

Re:	Catalyst Paper Corporation
	Schedule 14D-1F filed August 11, 2006, by CTOE LLC, and Third Avenue Management LLC
	SEC File No. 005-79409

Dear Mr. Hogan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-1F
I.  Eligibility Requirements
1. Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Catalyst
Paper.
See Instruction 3 to I.A. of Schedule 14D-1F.

III. Compliance with the Exchange Act
2. Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidders to make the offer in compliance with Rule
14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Cover Page of Schedule 14D-1F
3. Please tell us why Mr. Friedman is not listed as a bidder on the
cover page together with CTOE and Third Avenue Management.  Refer to
Rule 14d-1(g) for the definition of bidder.  In addition, please have
Mr. Friedman and Third Avenue Management sign the Schedule 14D-1F.
4. We note you calculated the filing fee based on the tender of
15.6
million common shares of Catalyst Paper. Given that you are tendering for 39 million common shares, tell us how your filing fee complies with Rule 0-11. Alternatively, recalculate the filing fee.

Offer to Purchase for Cash

Notice to Shareholders in the United States, page iii
5. Refer to the fourth paragraph in this section.  Please revise the
disclosure to more closely follow the legend as set forth in Item
2
of Schedule 14D-1F.

4. Conditions to the Exchange Offer, page 8
6. We note the shareholders rights plan agreement adopted by Catalyst
Paper on August 14, 2006. Please revise your disclosure to describe how, if at all, this affects your offer and the satisfaction of the conditions of the offer. Also, update your disclosure in the section
"Changes in Capitalization, Dividends, Distributions and Liens"
(page
14) as necessary as a result of the adoption of the rights plan.
7. In the first full paragraph on page 11, within this section, the bidders explain the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.
8. The bidders explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Market Purchases, page 13
9. With respect to the first and second paragraphs, please clarify here (and elsewhere in your document as necessary) which are the "applicable laws" to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Joris M. Hogan, Esq.
Torys LLP
August 16, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE